CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH THE SYMBOL “[***]” TO

DENOTE WHERE OMISSIONS HAVE BEEN MADE.

July 1, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 3, 2015

Filed May 13, 2015

Form 10-Q for the Fiscal Quarter Ended April 4, 2015

File No. 1-16769

Dear Mr. Spirgel:

This letter sets forth below the detailed response of Weight Watchers International, Inc. and all of its subsidiaries (“we,” the “Company” or “WWI”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter to the Company dated June 11, 2015 with respect to the above-referenced Amendment No. 1 to Form 10-K and above-referenced Form 10-Q. In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. Our response includes references to the implementation of our previously disclosed multi-year transformation plan which began in late 2013. The Company is continuing to execute that plan, which includes strong cost management, repositioning its brand, improving its product offer, and targeting new channel growth in healthcare. The progress against this plan, including resulting revenues, to date has not met management’s initial expectations and therefore the Company’s turnaround will take longer than management had previously anticipated. Management remains confident in this turnaround and the anticipated resulting revenues.

We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0001

Form 10-K as Amended for the Fiscal Year Ended January 3, 2015

Critical Accounting Policies

Franchise Rights Acquired, Goodwill and Other Intangible Assets, page 33

1.	We note that despite a decrease in revenue experienced in all reportable segments, you increased the growth rate range from 12% to 21% in 2014. Please provide us supplementally with the growth rate assumptions by reporting unit included in both your fiscal 2013 and 2014 analyses. In this regard provide us with your basis for any significant changes from the prior year.

COMPANY RESPONSE:

Please find in the table below the compound annual growth rates for the years 2015 through 2023 and 2014 through 2022 by reporting unit used in our Goodwill impairment tests for fiscal 2014 and fiscal 2013, respectively.

Reporting Unit	Compound Annual Growth Rates
	2014 Test	2013 Test
US	[***]	[***]
Canada	[***]	[***]
Australia	[***]	[***]
Sweden	[***]	[***]
WW.com	[***]	[***]
UK	[***]	[***]
Germany	[***]	[***]
France	[***]	[***]
Brazil	[***]	[***]

The increase in the top end of our growth projections from 12% in fiscal 2013 to 21% in fiscal 2014 is solely the result of the Company’s previously disclosed 2014 acquisition of an additional 45% equity interest in Vigilantes do Peso Marketing Ltda., a Brazilian limited liability partnership. The resulting consolidation of this entity created a new reporting unit to which the goodwill from the transaction was ascribed. Our growth projections for the Brazil business included the impact of our plan to introduce an Online offering in this market. Based on the historical growth seen in many of our other international markets following the introduction of our Online offering, we believe the Online business represents a significant growth opportunity in the Brazil market, which was reflected in our growth projections for that reporting unit. While this growth opportunity is impressive, the Brazil business represents a de minimis percentage of the Company’s revenues. [***]

***	- Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0002

As depicted in the table above, the Company did not have goodwill in the UK, Germany and France reporting units for the fiscal year ended 2013 due to its previously disclosed change in reportable segments at the start of fiscal 2014. In connection with this change, the Company reassigned the goodwill previously assigned to its WW.com reporting unit to the remaining reporting units where it operated an Online business using a relative fair value approach.

In developing our growth rates by reporting unit to be used in the discounted cash flow model, we consider our historical performance as well as expectations for future growth. We utilize operating income as the basis for estimating our cash flow growth because we believe it is the best indicator of the performance of our business and has a direct correlation to our cash flow performance on a long-term basis. Our operating income growth (decline) rates are primarily driven by our revenue performance.

In developing our near-term growth rates for our 2014 analysis, we assumed declines in revenue consistent with our 2015 revenue expectations and considered the relative consistency of these declines as compared to our recent historical rates of decline. While a return to revenue growth in 2016 is possible, we also assumed further revenue declines in 2016 at a lower rate than 2015, as well as a gradual return to moderate levels of revenue growth in 2017 and beyond. This revenue growth, beginning in fiscal 2017, is based in part on our anticipated execution of our transformation plan, including the related investments, but at no point exceeds our peak revenues in fiscal 2012. As it relates to our operating income margin assumptions, our estimates were impacted by the recent volume declines and expected level of investment needed to improve the products and services we are offering to customers. We further assumed in subsequent periods that our operating income margins would return to levels approaching but still below our historical performance.

2.	Similarly, please provide us with the growth rate assumptions by unit of accounting included in both your fiscal 2013 and 2014 analyses and provide us with your basis for any significant changes from the prior year.

COMPANY RESPONSE:

In performing the impairment analysis for our indefinite-lived franchise rights acquired, the fair value for our franchise rights acquired relating to our meetings business is estimated using a discounted cash flow approach referred to as the hypothetical start-up approach. In applying the hypothetical start-up approach to our fiscal 2013 and 2014 analyses, we assumed that the year of maturity was reached after 7 years of operations. As discussed further below, in the case of the 2014 analysis, we assumed lower revenues and profitability than historical levels, which impacted our determination of which compound annual growth rates of cash flows after maturity were reasonable. Below are the compound annual growth rates for our free cash flow used in our analyses for the four years (2022 to 2025, in the case of fiscal 2014 and 2021 to 2024, in the case of fiscal 2013) subsequent to the year of maturity (2021, in the case of fiscal 2014 and 2020, in the case of fiscal 2013) by unit of account.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0003

Unit of Account	Compound Annual Free Cash Flow Growth Rate For the Four Years After Maturity
	2014 Test	2013 Test
US	[***]	[***]
Canada	[***]	[***]
UK	[***]	[***]
Belgium	[***]	[***]
Netherlands	[***]	[***]
Australia	[***]	[***]
New Zealand	[***]	[***]

The free cash flow growth rates above are primarily based upon our assumptions regarding future revenue performance and profitability as a percentage of revenue. In performing the 2014 analysis, the revenue amount in the year of maturity and the revenue growth rates subsequent to the year of maturity were consistent with the expected revenue used in the goodwill impairment test, which did not exceed our peak revenue in fiscal 2012.

In estimating the profitability as a percentage of revenue in the year of maturity for the 2014 analysis, we assumed a lower profitability than our historical levels of profitability given our belief that while the business could be grown to its current levels of revenue over 7 years it would likely take a longer period to generate the full operating efficiencies. As shown below, in the case of our US and Canada units of account, we assumed EBIT (earnings before interest and taxes) margins that were below our average EBIT margin for the period 2008 to 2012. In the years following the year of maturity, we reflected improved profitability and cash flow returns that ultimately grow to a normalized level.

2014 Test	US	Canada
Franchise Rights Acquired	$675.6M	$57.6M

EBIT Margin
2021	[***]	[***]
2022	[***]	[***]
2023	[***]	[***]
2024	[***]	[***]
2025	[***]	[***]

Avg. 2008 to 2012	[***]	[***]

***	- Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0004

These normalized profitability assumptions reflect many considerations, in particular the decline in volumes and anticipated higher operating costs in line with our business transformation. In the case of our US unit of account, based on these considerations, we assumed profitability rates to be below the historical level we experienced in this unit of account. In the case of our Canada unit of account, based on these considerations, we assumed a more normalized profitability rate in line with historical levels in this unit of account which reflected our assumption of a leverage benefit from the increased footprint in this market as a result of our recent acquisitions.

By comparison, the profit growth assumptions following the year of maturity in our fiscal 2013 analysis were considerably more conservative than the Company’s historical experience, in part because our 2013 impairment test had considerable headroom even with these assumptions. Given the Company’s financial performance in fiscal 2014 and the first few weeks of fiscal 2015, we further increased our attention to the 2014 impairment test, including more intensive drilling into the profitability assumptions bringing them into conformity with historical rates.

Form 10-Q for the Fiscal Quarter Ended April 4, 2015

Note 4. Franchise Rights Acquired, Goodwill and Other Intangible Assets, page 7

3.	We note that you continually evaluate whether current factors or indicators require the performance of an interim impairment assessment of your indefinite-lived assets. Noting the increased competitive market, the decline in your financial performance and significant decline in share price, please tell us whether you performed interim impairment tests on your Goodwill and Acquired Franchise Right assets as of April 3, 2015. If interim impairment tests were performed for any reporting units or units of account, please tell us in detail about the results. If no interim impairment tests were completed, please tell us how you considered the applicable guidance to determine that interim impairment tests were unnecessary. Your response should include a discussion of how you considered your results of operations for the first fiscal quarter of 2015 and how they compared with projected results.

COMPANY RESPONSE:

On an interim basis, between annual impairment tests, we consider whether an event occurs or circumstances exist that indicate that it is more likely than not that a goodwill or reacquired franchise right impairment exists in accordance with ASC 350-30-35. We completed our annual impairment test for both goodwill and reacquired franchise rights on February 24, 2015 (as revised, the “Annual Test”), incorporating all of the business performance information available to us through that date. In connection with the filing of the above-referenced Amendment No. 1 to Form 10-K, we reviewed the Annual Test as updated to reflect the restated annual financial statements therein and confirmed the assumptions used in the Annual Test were reasonable. Following the end of our first fiscal quarter of 2015, we considered the events and circumstances that existed subsequent to February 24, 2015 through to the date of filing of our Form 10-Q on May 14, 2015 (the “Analysis Period”) and performed our customary quarterly analysis and assessment to determine whether interim impairment tests were necessary. Following this analysis and assessment, we concluded that no such tests were necessary.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0005

In reaching this conclusion, we evaluated the examples of such events and circumstances included in ASC 350-20-35-3C (a) through (g) and ASC 350-30-35-18B (a) through (f). A summation of the evaluation of each of these factors is included below:

ASC 350-20-35-3C (a) through (g):

a)	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets.

Consideration: No such events occurred during the Analysis Period. In addition, our Annual Test contemplated macroeconomic factors, which included general economic conditions as well as our category performance, neither of which significantly declined in the first quarter of 2015, particularly in the US and Canada.

b)	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.

Consideration: While building our active base continues to be our biggest challenge as we face strong competition for consumer trial from an evolving competitor set, which includes mobile apps and activity monitors, the competitive pressures and resulting impact on our performance did not significantly change or appreciably increase during the Analysis Period. In addition, our Annual Test assumed a decline in recruitments for the months of January and February 2015, when more than 30% of our recruitments for the year typically occur. No other events occurred with respect to the other factors referenced in ASC 350-20-35-3C (b).

c)	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

Consideration: No such events occurred during the Analysis Period.

d)	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

Consideration: When determining whether an interim impairment assessment needed to be performed, we compared actual results to both projected results for the first quarter of 2015 and actual results in the prior year period. We also reviewed our assumptions used in the Annual Test to determine whether they continued to be reasonable in light of these results. As part of this review, we considered the fact that we had successfully initiated the implementation of our previously disclosed cost-savings plan, which included our undertaking a plan of reduction in force.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0006

Recruitments and retention are primary drivers of our financial performance, particularly actual and projected revenues and cash flows. At the time of the Annual Test, our recruitment results for the critical recruitment weeks during January and most of February 2015 were known and the related negative performance trends were factored into our revenue expectations for fiscal 2015 through 2018. The first quarter results exceeded the above-referenced expected 2015 revenue. [***]

Additionally, our Annual Test assumed annual rates of cash flow decline in 2015 which we believed remained reasonable.

Taking these various analyses in their entirety, the more positive actual results as compared to our projected results, the positive impact of our cost savings on our actual results, and the more favorable actual recruitment trends, we concluded that no interim impairment test was warranted under ASC 350-20-35-3C (d).

e)	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

Consideration: During the Analysis Period, and as part of the reduction in force plan discussed above, our President, North America left the Company. Upon review of this departure, we determined that it did not have a material impact on our impairment analysis.

f)	Events affecting a reporting unit, such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

Consideration: No such events occurred during the Analysis Period.

g)	If applicable, a sustained decrease in share price (consider in absolute terms and relative to peers).

Consideration: During the Analysis Period, the trading value of both our equity and debt declined. This decline primarily reflected the negative performance trends from the prior year as well as the lower than expected reported outlook for the first quarter and full year 2015. In addition, the Company’s high leverage negatively impacted these values. While we noted these declines and considered the contributing factors, we believed, and continue to do so, that these values did not reflect the anticipated positive impact of our transformation plan.

***	- Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0007

ASC 350-30-35-18B (a) through (f):

a)	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on future expected earnings and cash flows that could affect inputs used to determine the fair value of the indefinite-lived intangible asset.

Consideration: No such events occurred during the Analysis Period.

b)	Financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods that could affect significant inputs used to determine the fair value of the indefinite-lived intangible asset.

Consideration: See consideration discussion above with respect to ASC 350-20-35-3C(d).

c)	Legal, regulatory, contractual, political, business, or other factors, including asset-specific factors that could affect significant inputs used to determine fair value of the indefinite-lived intangible asset.

Consideration: No such events occurred during the Analysis Period.

d)	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation that could affect significant inputs used to determine fair value of the indefinite-lived intangible asset.

Consideration: No such events occurred during the Analysis Period.

e)	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (in both absolute terms and relative to peers), a change in the market for an entity’s products or services, due to the effects of obsolescence, demand, completion, or other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing business environment, and expected changes in distribution channels) that could affect significant inputs used to determine fair value of the indefinite-lived intangible asset.

Consideration: See consideration discussion above with respect to ASC 350-20-35-3C(b).

f)	Macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets that could affect significant inputs used to determine fair value of the indefinite-lived intangible asset.

Consideration: See consideration discussion above with respect to ASC 350-20-35-3C(a).

*************************

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0008

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to my attention at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

cc:	Christy Adams, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Paul Fischer, Attorney-Advisor

Kathleen Krebs, Special Counsel

Michael F. Colosi, WWI General Counsel and Secretary

Michael Nelson, PwC Engagement Partner

Brian Lane, Gibson, Dunn & Crutcher LLP

Denis Kelly, Chair of WWI Audit Committee

CONFIDENTIAL TREATMENT REQUESTED BY WEIGHT WATCHERS INTERNATIONAL, INC. – WWI 0009